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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 46)*
OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Name of Issuer)
Common Stock, 0.005 rubles nominal value

(Title of Class of Securities)
68370R 10 9

(CUSIP Number)
Bjørn Hogstad
Telenor ASA
Snarøyveien 30
N-1331 Fornebu, Norway
47-97-77-8806

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 28, 2008

(Date of Event which Requires Filing
of this Statement)
Copy to:
Peter O’Driscoll
Orrick, Herrington & Sutcliffe
Tower 42, Level 35
25 Old Broad Street
London EC2N 1HQ
England
44-20-7562-5000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this “cover page” shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 68370R 10 9

1.	Name of Reporting Person: Telenor East Invest AS		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 17,254,579(1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 17,254,579(1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,254,579(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 33.6% of the outstanding Common Stock (29.9% of the outstanding voting capital stock)

14.	Type of Reporting Person (See Instructions): CO

(1)1,916,725 of such shares are represented by 7,666,900 American Depositary Receipts.

CUSIP No. 68370R 10 9

1.	Name of Reporting Person: Telenor Mobile Holding AS		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 17,254,579(2)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 17,254,579(2)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,254,579(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 33.6% of the outstanding Common Stock (29.9% of the outstanding voting capital stock)

14.	Type of Reporting Person (See Instructions): CO

(2)1,916,725 of such shares are represented by 7,666,900 American Depositary Receipts. The Reporting Person disclaims beneficial ownership of all shares and American Depositary Receipts.

CUSIP No. 68370R 10 9

1.	Name of Reporting Person: Telenor ASA		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 17,254,579(3)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 17,254,579(3)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,254,579(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 33.6% of the outstanding Common Stock (29.9% of the outstanding voting capital stock)

14.	Type of Reporting Person (See Instructions): CO

(3)1,916,725 of such shares are represented by 7,666,900 American Depositary Receipts. The Reporting Person disclaims beneficial ownership of all shares and American Depositary Receipts.

SCHEDULE 13D
Item 1. Security and Issuer
     The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the “Common Stock”), of Open Joint Stock Company “Vimpel-Communications,” a Russian open joint stock company (“VimpelCom”), as previously jointly filed by Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA (as amended by Amendment Nos. 1 through 45, the “Statement”), is hereby amended and supplemented with respect to the items set forth below.
     Except as provided herein, this Amendment does not modify any of the information previously reported in the Statement.
Item 2. Identity and Background
     This amendment to the Statement on Schedule 13D is being jointly filed by Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA (collectively, the “Reporting Persons”).
     TELENOR EAST INVEST AS
(a)	Telenor East Invest AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N — 1331 Fornebu Norway
     (c)      Telenor East Invest AS is engaged principally in the business of investing in the telecommunications industry outside of Norway.
     (d)      During the last five years, Telenor East Invest AS has not been convicted in a criminal proceeding.
     (e)      During the last five years, Telenor East Invest AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST INVEST AS
     (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor East Invest AS. Except as otherwise indicated, the business address of each of such persons is Telenor East Invest AS, c/o Telenor ASA, Snarøyveien 30, N-1331 Fornebu, Norway.

     DIRECTORS OF TELENOR EAST INVEST AS

Name and Business Address	Citizenship	Present Principal Occupation

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Telenor in Eastern & Central Europe

Ragnar Korsaeth (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Global Coordination; and Chief Operating Officer of Telenor Mobile Communications AS

Bjørn Hogstad (Oslo, Norway)	Norway	Attorney, Advokatene i Telenor

     EXECUTIVE OFFICERS OF TELENOR EAST INVEST AS

Name and Business Address	Citizenship	Present Principal Occupation

Kenneth Bolsoy (Oslo, Norway)	Norway	Financial Controller, Telenor ASA
     (d)      During the last five years, none of the above executive officers and directors of Telenor East Invest AS has been convicted in a criminal proceeding.
     (e)      During the last five years, none of the above executive officers and directors of Telenor East Invest AS was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     TELENOR MOBILE HOLDING AS
(a)	Telenor Mobile Holding AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N — 1331 Fornebu Norway

     (c)      Telenor Mobile Holding AS is engaged principally in the development of and investment in the field of telecommunications through direct and indirect ownership of companies and entering into agreements relating to telecommunications.
     (d)      During the last five years, Telenor Mobile Holding AS has not been convicted in a criminal proceeding.
     (e)      During the last five years, Telenor Mobile Holding AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Mobile Holding AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR MOBILE HOLDING AS
     (f)      (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor Mobile Holding AS. The address of the directors and executive officers is Telenor Mobile Holding AS, c/o Telenor ASA, Snarøyveien 30, N — 1331 Fornebu, Norway.
     DIRECTORS OF TELENOR MOBILE HOLDING AS

Name and Business Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS

Trond Westlie (Bærum, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Telenor in Eastern & Central Europe

Berit Svendsen (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA

Name and Business Address	Citizenship	Present Principal Occupation

Morten Fallstein (Oslo, Norway)	Norway	Employee Representative

Tore Haugland (Bergen, Norway)	Norway	Employee Representative

Arnhild Londal (Oslo, Norway)	Norway	Employee Representative

Kirsten Dalholt (Oslo, Norway)	Norway	Senior Advisor of Telenor ASA Nordic Division
EXECUTIVE OFFICERS OF TELENOR MOBILE HOLDING AS

Name and Business Address	Citizenship	Present Principal Occupation

Arve Johansen (Oslo, Norway)	Norway	Senior Executive Vice President of Telenor ASA and Head of Telenor in Asia; and Chief Executive Officer of Telenor Mobile Holding AS

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS
     (d) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding AS has been convicted in a criminal proceeding.
     (e) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding AS has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     TELENOR ASA
(a)	Telenor ASA, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N — 1331 Fornebu Norway

     (c) Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.
     (d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.
     (e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA
     (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor ASA. Except as otherwise indicated, the business address of each of such persons is c/o Telenor ASA, Snarøyveien 30, N — 1331 Fornebu, Norway.
     DIRECTORS OF TELENOR ASA

Name and Business Address	Citizenship	Present Principal Occupation

Harald Norvik (Nesoddangen, Norway)	Norway	Strategic Advisor at Econ Pöyry; Chairman of the Boards of H.Aschehoug & Co and Midelfart Sonesson ASA; Member of the Boards of ConocoPhillips Company and Petroleum Geo-Services ASA; and Chairman of the Board of Telenor ASA

Bjørg Ven (Oslo, Norway)	Norway	Partner, Haavind Vislie Law Firm; Deputy Chairman of the Board of Telenor ASA; and Member of the Boards of Orkla ASA and Vital Insurance AS

Kjersti Kleven (Ulsteinvik, Norway)	Norway	Joint-owner of John Kleven AS

Olav Volldal (Kongsberg, Norway)	Norway	Chief Executive Officer of Kongsberg Automotive Holding ASA; and Member of the Boards of Elopak AS, Cappelen Holding and NCE Kongsberg

John Giverholt (Asker, Norway)	Norway	Chief Financial Officer of Ferd AS

Name and Business Address	Citizenship	Present Principal Occupation

Paul Bergqvist (Vikbol, Sweden)	Sweden	Chairman of the Boards of Carlsberg Sweden, East Capital AD and Bryggareforeningen

Liselott Kilaas (Oslo, Norway)	Norway	Managing Director of Aleris ASA; and Member of the Boards of the Central Bank of Norway, IM Skaugen AS and Adresseavisen

Bjørn Andre Anderssen (Gol, Norway)	Norway	Employee Representative

Harald Stavn (Kongsberg, Norway)	Norway	Employee Representative

May Krosby (Hagan, Norway)	Norway	Employee Representative
     EXECUTIVE OFFICERS OF TELENOR ASA

Name and Business Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS

Arve Johansen (Oslo, Norway)	Norway	Senior Executive Vice President of Telenor ASA and Head of Telenor in Asia; and Chief Executive Officer of Telenor Mobile Holding AS

Trond Westlie (Bærum, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Telenor in Eastern & Central Europe

Stig Eide Sivertsen (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Telenor Broadcast; Chief Executive Officer of Telenor Broadband Services AS; and Chairman of the Board of Canal Digital AS

Morten Karlsen Sørby (Hammaro, Sweden)	Norway	Executive Vice President of Telenor ASA and Head of Telenor in the Nordic Region; and Head of Norwegian Market of Telenor ASA

Ragnar Korsaeth (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Global Coordination; and Chief Operating Officer of Telenor Mobile Communications AS

Bjørn Magnus Kopperud (Drammen, Norway)	Norway	Executive Vice President and Head of Human Resources of Telenor ASA

Hilde Tonne (Oslo, Norway)	Norway	Executive Vice President and Head of Group Communications of Telenor ASA

     (d) During the last five years, none of the above executive officers and directors of Telenor ASA has been convicted in a criminal proceeding.
     (e) During the last five years, none of the above executive officers and directors of Telenor ASA has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 4. Purpose of the Transaction
     On January 28, 2008, Telenor ASA issued a press release, a copy of which is attached hereto as Exhibit 99.1, regarding the issuance of the Final Award of the Tribunal with respect to the arbitration proceeding described therein, a copy of which is attached hereto as Exhibit 99.2. Exhibits 99.1 and 99.2 are incorporated herein by reference in their entirety.
     The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment in VimpelCom. In order to maximize the value of their investment in VimpelCom, the Reporting Persons may, from time to time, consider, evaluate or propose various possible transactions involving VimpelCom or its subsidiaries or affiliates, which could include, among other things:
     (i) the possible acquisition of additional securities of VimpelCom from time to time in the open market, in privately negotiated transactions or otherwise, including, without limitation, through entry into and exercise of call options or other derivative transactions;
     (ii) the possible acquisition or disposition of debt securities or other debt instruments of third parties, in each case, that are secured by, convertible into or exchangeable for securities of VimpelCom, and the enforcement of any such security interest or the exercise of any such exchange or conversion right;
     (iii) the possible disposition or exchange of any securities of VimpelCom owned by them, including the possible disposition of all of the shares of Common Stock of VimpelCom owned by them;

     (iv) possible extraordinary corporate transactions (such as a merger, consolidation, reorganization or restructuring) involving VimpelCom or any of its subsidiaries, including with other telecommunication companies which may be affiliated with the Reporting Persons;
     (v) in addition to the proposed transaction concerning Closed Joint Stock Company “Kyivstar G.S.M.” previously described in the Statement, the possible acquisition by VimpelCom or its subsidiaries of assets or interests in one or more telecommunication companies, including other telecommunication companies which may be affiliated with the Reporting Persons, or the possible sale of assets or operations by VimpelCom or its subsidiaries;
     (vi) making or seeking to make changes in or affecting the Board of Directors or management of VimpelCom;
     (vii) in addition to the litigation and arbitration proceedings described herein and previously described in the Statement, possible litigation or arbitration involving VimpelCom, its Board of Directors and/or its management and/or one or more of Eco Telecom Limited, Eco Holdings Limited, CTF Holdings Limited, Alfa Telecom Limited and their respective affiliates;
     (viii) in addition to the Swap Transaction previously described in the Statement, entering into and unwinding derivative transactions with respect to the securities of VimpelCom; or
     (ix) in addition to the communications with VimpelCom’s shareholders previously described in the Statement, soliciting the votes of VimpelCom’s shareholders in relation to any annual or extraordinary general meeting of shareholders of VimpelCom.
     The Reporting Persons may also, from time to time, formulate other plans or proposals regarding VimpelCom or its securities to the extent deemed advisable in light of market conditions, subsequent developments affecting VimpelCom, the general business and future prospects of VimpelCom, tax considerations, or other factors.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     In addition to the Swap Transaction previously described in the Statement, the Reporting Persons may, from time to time, enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the securities of VimpelCom, which transactions may be significant in amount. These arrangements do not and will not give the Reporting Persons voting or investment control over the securities of VimpelCom to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such securities.
     Except as provided in the documents described in the Statement on Schedule 13D and Amendments Nos. 1 through 46 hereto (inclusive), or as set forth herein, neither Telenor East Invest, Telenor Mobile Holding AS or Telenor ASA, nor to the best of Telenor East Invest’s, Telenor Mobile Holding AS’s or Telenor ASA’s knowledge, any of the individuals named in Item 2 hereof has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of VimpelCom, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
24.1	Power of Attorney dated January 9, 2008, executed by Jan Edvard Thygesen, Chairman of the Board of Telenor East Invest AS, in favor of Bjørn Hogstad, Pål Wien Espen and Ole Bjørn Sjulstad

24.2	Power of Attorney dated December 21, 2007, executed by Jon Fredrik Baksaas, Chairman of the Board of Telenor Mobile Holding AS, in favor of Bjørn Hogstad, Pål Wien Espen and Ole Bjørn Sjulstad

24.3	Power of Attorney dated December 21, 2007, executed by Jon Fredrik Baksaas, President and Chief Executive Officer of Telenor ASA, in favor of Bjørn Hogstad, Pål Wien Espen and Ole Bjørn Sjulstad

99.1.	Press Release of Telenor ASA dated January 28, 2008

99.2.	Final Award of the Tribunal dated January 21, 2008

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Statement on Schedule 13D is true, complete and correct and that such Statement, as amended hereby, is true, complete and correct.
Dated: January 28, 2008

TELENOR EAST INVEST AS
By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR MOBILE HOLDING AS
By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR ASA
By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact